Filed pursuant to Rule 433

Registration Statement 333-234067

Relating to Preliminary Prospectus Supplement dated March 26, 2020

Republic of Panama

U.S.$ 2,500,000,000 4.500% Global Bonds due 2056

March 26, 2020

Final Term Sheet

Issuer:	Republic of Panama (“Panama”)
Transaction:	4.500% Global Bonds due 2056 (the “Offered Security”)
Distribution:	SEC Registered
Ranking:	Unsecured
Expected Ratings*:	Baa1/BBB+/BBB (Moody’s/S&P/Fitch)
Amount Issued:	U.S.$ 2,500,000,000 aggregate principal amount
Coupon:	4.500% (30/360 day count basis)
Maturity:	April 1, 2056; Panama will pay the principal amount of the Offered Securities in three equal annual installments on April 1 of each year, commencing on April 1, 2054
Offering Price:	100.000% of principal amount plus accrued interest, if any, from April 1, 2020
Gross Proceeds to the Issuer (after deducting underwriting fees but before other offering expenses):	U.S.$ 2,498,375,000
Yield to Maturity:	4.500%
Spread to Benchmark Treasury:	+305.9 basis points
Benchmark Treasury:	2.375% due November 15, 2049
Benchmark Treasury Price and Yield:	122-15; 1.441%
Listing and Trading:	Application will be made to list the Offered Securities on the Official List of the Luxembourg Stock Exchange and to have the Offered Securities admitted to trading on the Euro MTF Market.

Optional Redemption:

Prior to October 1, 2055 (six months prior to the maturity date of the Offered Securities), the Offered Securities will be redeemable, in whole or in part, at any time and from time to time, at Panama’s option, on not less than 30 nor more than 60 days’ notice, at a redemption price equal to the greater of (1) 100% of the principal amount of the Offered Securities being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Offered Securities being redeemed (excluding the portion of any such interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield (as defined in the preliminary prospectus supplement), plus 50 basis points, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the redemption date.

At any time on or after October 1, 2055 (six months prior to the maturity date of the Offered Securities), the Offered Securities will be redeemable, in whole or in part at any time and from time to time, at Panama’s option, on not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the Offered Securities to be redeemed, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the date of redemption.

Use of Proceeds:	Panama will use the proceeds from the Offered Securities, for general budgetary purposes.
Governing Law:	State of New York
Underwriting Fee:	0.0650%
Form:	Book-Entry Only, registered in the name of Cede & Co., as the nominee of DTC
Denominations:	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof.
Interest Payment Dates:	April 1 and October 1
First Coupon Payment Date:	October 1, 2020
Settlement Date:	April 1, 2020 (T + 4)
CUSIP/ISIN:	698299 BM5/US698299BM53

Under the terms and subject to the conditions contained in an Underwriting Agreement incorporated by reference in the Terms Agreement, dated March 26, 2020,Credit Suisse Securities (USA) LLC, HSBC Securities (USA) Inc and J.P. Morgan Securities LLC as the underwriters have agreed to purchase and the Republic of Panama has agreed to sell to the underwriters, the principal amount of the Offered Securities indicated below:

Underwriters:

Credit Suisse Securities (USA) LLC	U.S.$833,000,000
HSBC Securities (USA) Inc.	U.S.$833,000,000
J.P. Morgan Securities LLC	U.S.$834,000,000
Total	U.S.$2,500,000,000

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

A preliminary prospectus supplement of the Republic of Panama accompanies the free-writing prospectus and is available from the SEC’s website at https://www.sec.gov/Archives/edgar/data/76027/000153949720000585/n2099-x1_424b3.htm.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at +1-800-221-1037, HSBC Securities (USA) Inc. toll-free at +1-866-811-8049 and J.P. Morgan Securities LLC collect at +1-212-834-7279.

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